NEWS RELEASE

North American Palladium Provides Gold Exploration Update

Exploration Success Supports NAP’s Strategy to Expand Gold Division

Toronto, Ontario, February 14, 2011 – North American Palladium Ltd. (“NAP” or the “Company”) (TSX: PDL) (NYSE Amex: PAL) today released additional drill results from its 2010 exploration program at the Company’s gold division in the Abitibi region in Quebec.  During 2010, the Company decided to increase its drilling budgets on three projects, Flordin, Vezza and Discovery, following positive results received during the year.  Drilling was increased from the original budget of 53,000 metres to 118,700 meters, resulting in a total of 563 underground and surface holes being drilled, at an approximate cost of $11 million.

Highlights:

•	Sleeping Giant mine gold zones extended at depth towards three new proposed mine levels;

•	New gold veins discovered through surface drilling near Sleeping Giant, east of current mine workings;

•	Vezza surface drilling extended ore zone continuity towards the east;

•	Flordin’s open pit potential further evaluated through systematic definition drilling, which extended known gold zones east and west; and

•	Discovery’s 1200E zone extended towards the east and to deeper levels.

“Positive results received to date from our 2010 gold exploration program confirm our belief that our wholly-owned gold assets provide us with a foundation to organically grow our gold division,” said William J. Biggar, President and CEO.  “As part of our strategy to increase production, we are currently expanding our Sleeping Giant mill to provide sufficient capacity to process ore from our other nearby projects.”

Sleeping Giant Mine

The primary objective of the 2010 exploration program at Sleeping Giant was to define and extend zones within the current mine (including infill drilling to achieve greater certainty of the mine’s grades), and at depth on the proposed three new mining levels.  During 2010, 194 drill holes were completed at Sleeping Giant, totalling 38,000 metres.

Systematic drilling from underground stations has improved the Company’s understanding of several previously-known zones and extended them to greater depth. Although not all results are yet available, selected results from these programs are presented in Tables 1 to 4 in the appendix (with the location of the zone identified in Figure 1), and highlights include:

•	Zone 20, with several results over 10 g/t Au including 22.8 g/t Au over minimum mining widths of 1.6 metres;

•	Zone 30W, with several intersections of grades approaching 35 g/t Au over mining widths of 1.8 metres;

•	Zone 785N, a new zone, with two intersections, one of which was 19.0 g/t Au over 4.4 metres; and

•	Zone 8N18, grading 7.7 g/t Au and more on mining widths of 1.6 metres.

Currently there are two drills testing the extensions of the zones to the proposed three new mining levels to prepare for development when the shaft deepening is completed in the second quarter of 2011.

Ongoing property-wide surface exploration surrounding Sleeping Giant has also identified significant new quartz veins marked by visible gold, east and south of the current mine workings.  Drilling from surface includes 12 drill holes totalling 5,760 metres.  The new gold veins report grades of 11.7 g/t Au and 12.3 g/t Au over 1 metre, which are comparable to grades at the mine. These new occurrences are located approximately 500 meters south of the formerly worked JD zones.  Noteworthy results are presented in Table 5 with a visual of the new zone trends presented in Figure 2 of the appendix.

Vezza Project

Vezza is a surface and underground advanced-stage exploration project that is currently being progressed through exploration and development towards a production decision, expected by year-end.  In 2010, NAP completed 74 drill holes from surface for a total of 12,105 metres. The surface drilling program confirmed both continuity and grade in the near surface, eastern extension of the deposit where only inferred resources currently exist. Selected results are presented in table 6 and a longitudinal section is depicted in Figure 3 in the appendix.

In 2011, NAP will invest $26 million in underground exploration at Vezza aimed at demonstrating continuity and grade of mineral resources, previously estimated (NI 43-101 report, February 2010) to contain 1,517,000 tonnes of measured and indicated resources at an average grade of 5.9 g/t Au yielding 288,600 contained ounces, and an additional inferred resource of 754,000 tonnes grading 5.0 g/t Au for 121,500 contained ounces.

A bulk sample of up to 40,000 tonnes is also planned for 2011.  The Company is currently dewatering the shaft and underground drifts to conduct underground diamond drilling.  Results from the exploration and development work in 2011 will allow the Company to better evaluate the project before making a production decision.  If a positive production decision is made, gold production could begin in the first quarter of 2012 from the expanded Sleeping Giant mill, at an expected rate of 39,000 ounces per year over a seven to nine year mine life.

Flordin Project

Located approximately 80 kilometres from Sleeping Giant, Flordin is another advanced exploration property.  The Company believes that Flordin could have the potential to provide additional feed for the Sleeping Giant mill and is currently examining open pit scenarios.  Using a 2 g/t Au cut-off, the 2009 NI 43-101 report estimated at that time that Flordin contained 679,000 tonnes of measured and indicated resources at an average grade of 4.25 g/t Au for 92,814 contained ounces and an additional inferred resource of 1,451,400 tonnes grading 3.63 g/t Au for 169,261 contained ounces.

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In 2010, the Company initiated a major drill program to increase mineral resources. A series of 212 drill holes totalling 25,720 metres were completed from surface to 100 metres at depth.  Drilling was designed to increase confidence in mineral resources and extend zones both east and west from previous mineral resource estimates.  Logging and sampling are still pending on approximately half of these holes.

Highlights of the exploration results include:
•
New drill spacing of 30 by 30 metres will allow most resources to be updated into indicated or measured categories in a new resource estimate, expected in the second quarter of 2011 once all information is received and integrated into a geological model.

•
Systematic drilling has provided detailed information on Flordin’s open-pit potential.  Numerous steeply-dipping gold-bearing zones are present over an area of 100 to 150 metres wide and approximately 4 kilometres long.

•	Drilling has extended known gold-bearing zones laterally and identified several new zones, immediately south of historical resources.

•
A portion of the Flordin deposit has been exposed on surface by enlarging an outcropping area (overburden on this deposit averages 1 metre thick) to provide a bulk sample that will be processed as soon as permitting can be completed.

•
Samples of the gold zones and of waste rock have been sent to a specialized lab for ore sorting tests. Ore sorting, if successful, would reduce tonnage being trucked to the Sleeping Giant mill, and achieve better grade control.

See Figures 4 and 5 in the appendix for a visual presentation of Flordin’s drilling program.  A typical section in Figure 5 shows the repetitive nature of the gold zones and partial results of the gold zones.

Discovery Project

Located approximately 70 kilometres from the Sleeping Giant mill, Discovery is an advanced exploration property.  In 2010, 40 drill holes totalling 25,495 metres were completed, two-thirds of which have now been logged and analyses received.  Drilling was aimed at extending the 1200E zone, which was not considered in the 2008 Scoping Study, which considered the west gold zones only.

Highlights include:
•	Drilling the eastern extension of the 1200E zone has revealed new gold zones at depth and followed known zones deeper and eastward;

•	Numerous, steeply-dipping gold-bearing zones have been followed to 700 metres at depth from surface. Presence of visible gold has been observed in seven holes; and

•	An updated estimate of resources will be prepared once all data have been received and integrated into a geological model, expected in the second quarter of 2011.

Analyses greater than 3 g/t Au and intervals with visible gold are reported in Table 7 with a visual of the gold-bearing zones presented in Figure 6 in the appendix.  Visible gold complicates estimates of grade; however visual gold is considered a strongly encouraging observation in a deposit.

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Based on a 2008 scoping study, Discovery can potentially produce 44,000 ounces of gold per year for four years.  In 2011, the Company intends to update the scoping study to incorporate additional drilling and current gold prices.

Dormex Project

The Dormex project is located adjacent to the Sleeping Giant mine and mill, and is believed to have potential gold targets similar to Sleeping Giant. This property is covered by an average 10 meters of overburden.

In 2010, the Company completed a major reverse circulation drill program of 3,064 meters in order to better delineate overburden gold anomalies already known on the property. Most results are not yet available.

An aggressive exploration program including ground and airborne geophysics was completed in late 2010.  The Company drilled nine conventional holes for a total of 4,206 metres.  Logging and analysis of the 2010 work is ongoing and is expected to influence the 2011 drilling program once all new information is interpreted and integrated.

Cameron Shear & Laflamme Joint-Venture Projects

In 2010, 11 drill holes totalling 3,567 metres were completed at Cameron Shear and seven drill holes totalling 2,569 metres were completed at Laflamme.  Core logging and sampling for analysis are ongoing at both projects.  Drilling on a number of geophysical targets has improved the Company’s understanding of both early-stage properties, although economic intersections have not yet been encountered at this time.

2011 Gold Exploration

The Company’s $9.1-million gold exploration program has commenced, and 49,000 metres of drilling is planned, comprised as follows:

Name	Planned Exploration	Program Objectives
Sleeping Giant	26,500 metres	Target zones below the 975 mine level and three new levels at depth; includes 25,000 metres of underground extensional drilling and 1,500 metres of surface drilling, and IP surveys and RC drilling
Vezza	+30,000 metres	Underground exploration and bulk sampling to prove up continuity, grade and metallurgy
Flordin	4,500 metres	Evaluate open pit potential, advance permitting and bulk sampling
Discovery	8,000 metres	Target the extension of the 1200E Zone and advance permitting
Dormex	2,400 metres	Exploration drilling, IP surveys and RC drilling
Laflamme	2,400 metres	Exploration drilling and ground geophysics
Cameron Shear	1,800 metres	Exploration drilling and ground geophysics

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Technical Information and Qualified Person

The assay analyses performed during NAP’s drill programs are subject to a rigorous quality assurance and quality control (QA/QC) program that conforms to industry best practices as outlined by the CIM and NI 43-101. This includes the use of independent third party laboratories and the use of professionally prepared standards and blanks and analysis of sample duplicates with a second independent laboratory. The Company’s exploration team designed and executed the drilling program under the supervision of Tyson C. Birkett, PhD, Eng., Director of Exploration for Quebec, a Qualified Person as defined by NI 43- 101, who has reviewed and approved the content of this news release.

About North American Palladium

NAP is a Canadian precious metals company focused on growing its production of palladium and gold in mining-friendly jurisdictions.  The Company’s flagship mine, Lac des Iles, is one of the world’s two primary palladium producers. NAP also owns and operates the Sleeping Giant gold mine located in the prolific Abitibi region of Quebec. The Company has extensive landholdings adjacent to both its Lac des Iles and Sleeping Giant mines, and a number of exploration projects.  NAP trades on the NYSE Amex under the symbol PAL and on the TSX under the symbol PDL.

For further information please contact:

Camilla Bartosiewicz
Manager, Investor Relations and Corporate Communications
Telephone: 416-360-7590 Ext. 7226
Email: camilla@nap.com

Cautionary Statement on Forward Looking Information
Certain information included in this press release, including any information as to our future exploration, financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words ‘expect’, ‘believe’, ‘will’, ‘intend’, ‘estimate’ and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies, including the possibility that ramping-up operations at the Lac des Iles and Sleeping Giant mines to a steady-state may not proceed as planned, that other properties can be successfully developed, and that metal prices, foreign exchange assumptions and operating costs may differ from management’s expectations. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of North American Palladium to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and that the forward-looking statements are not guarantees of future performance. These statements are also based on certain factors and assumptions. For more details on these estimates, risks, assumptions and factors, see the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

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Appendix of Selected Results and Figures:

Table 1: Sleeping Giant, Zone 20

Hole	From	To	Length (m)	Au (g/t)
91-208-10	75.6	77.2	1.6	10.2
97-179-09	18.8	20.4	1.6	8.4
97-180-09	23.25	24.85	1.6	11.5
97-181-09	29.5	31.1	1.6	16.5
97-182-09	22.8	24.4	1.6	22.8
97-183-09	20.7	22.3	1.6	12.8
97-184-09	30.7	32.3	1.6	14.1
97-185-10	24.5	26.1	1.6	17.0
97-186-09	21.7	24	2.3	10.5
97-187-10	18.7	20.6	1.9	7.2
97-188-09	26.0	27.6	1.6	13.5
97-208-09	21.8	23.4	1.6	5.0
97-237-10	165.2	166.8	1.6	4.9
97-247-10	24.0	25.6	1.6	5.3
97-249-10	23.85	25.45	1.6	12.1
97-250-10	24.5	26.1	1.6	5.3
97-254-10	24.5	26.1	1.6	9.8

Table 2: Sleeping Giant, Zone 785N

Hole	From	To	Length (m)	Au (g/t)
66-1016-10	509.0	510.8	1.8	5.8
66-1020-10	505.4	509.8	4.4	19.0

Table 3: Sleeping Giant, Zone 8N18

Hole	From	To	Length (m)	Au (g/t)
97-227-10	110.2	111.8	1.6	8.2
97-230-10	127.65	129.25	1.6	7.7
97-241-10	183.5	185.1	1.6	14.6

Table 4: Sleeping Giant, Zone 30W

Hole	From	To	Length (m)	Au (g/t)
91-193-10	154.0	155.8	1.8	16.9
97-179-09	146.3	148.1	1.8	8.4
97-186-09	196.7	198.5	1.8	7.4
97-197-09	124.5	126.3	1.8	10.8
97-204-09	181.0	182.8	1.8	5.6
97-206-09	185.0	186.8	1.8	35.4
97-208-09	169.0	170.8	1.8	5.8
97-229-10	310.0	313.0	3.0	8.1
97-230-10	275.0	276.8	1.8	13.4
97-247-10	217.0	218.8	1.8	33.5
97-248-10	222.7	224.5	1.8	34.2
97-249-10	207.7	209.5	1.8	10.3
97-251-10	238.3	240.1	1.8	7.7
97-253-10	235.0	236.8	1.8	4.9
97-254-10	224.1	225.9	1.8	18.4
97-257-10	237.5	239.3	1.8	7.6
97-258-10	218.7	220.5	1.8	5.1
97-260-10	220.4	222.2	1.8	5.6
97-261-10	153.5	155.3	1.8	5.1
97-283-10	240.3	242.8	2.5	21.7
97-287-10	171.5	173.3	1.8	5.0

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Table 5: Sleeping Giant, surface drilling

DDH	From (m)	To (m)	Au (g/t)	Comments
GDS-222-10	127.0	128.0	6.96/1.0 m	Possibly along strike from J-D zones
GDS-227-10	243.0	244.0	3.8 /1.0 m	New occurrence
GDS-227-10	248.5	249.5	11.7/1.0 m	New occurrence
GDS-227-10	393.5	393.0	12.3/1.0 m	New occurrence
GDS-225-10	109.5	110.0	26.4/0.5 m	New occurrence
GDS-228-10	359.5	360.0	1.51/0.5 m	Visible Gold, new occurrence

Table 6: Vezza project, 2010 drilling

Hole	From	To	Length (m)	Au (g/t)
V-10-161	133.70	136.90	3.20	4.58
V-10-162	149.06	149.58	0.52	1.71
V-10-163	112.95	119.00	6.05	3.74
V-10-164	160.40	163.50	3.10	1.42
V-10-165	160.00	163.15	3.15	3.65
V-10-166	104.80	110.35	5.55	3.39
V-10-167	69.65	74.10	4.45	11.79
V-10-168A	68.20	69.45	1.25	7.59
V-10-169	246.5	249	2.50	10.98
V-10-169	254.9	257.95	3.05	5.78
V-10-170A	179.5	180.55	1.05	13.07
V-10-170A	242.45	245.4	2.95	3.95
V-10-171	198.3	198.85	0.55	3.07
V-10-171	216.35	223.7	7.35	1.05
V-10-171	229.35	230.75	1.40	4.34
V-10-171	245.85	246.5	0.65	8.75
V-10-171	248.7	250.85	2.15	4.49
V-10-171	254.45	254.95	0.5	5.79
V-10-173	133	135.35	2.35	4.73
V-10-173	204.6	207.15	2.55	3.11
V-10-174	196.9	197.45	0.55	2.68
V-10-174B	308.35	309	0.65	3.94
V-10-175A	68.85	70.45	1.6	3.64
V-10-175A	161.95	163.8	1.85	4.00
V-10-176	83.5	85.4	1.9	20.11
V-10-178	79.35	81.2	1.85	9.20
V-10-178	150.6	158.65	8.05	1.14
V-10-179	143.5	160.2	16.7	0.52
V-10-179	175.7	177.2	1.5	1.65
V-10-180	163.4	164.5	1.1	8.38
V-10-181	188.85	189.35	0.5	10.80
V-10-182	301.9	303.05	1.15	5.11
V-10-183	118.15	119	0.85	1.41
V-10-183	126.6	127.25	0.65	7.65
V-10-183	132.5	133.2	0.7	5.43
V-10-184B	81.8	84.15	2.35	3.81
V-10-184B	100.6	102.15	1.55	8.11
V-10-185	287.55	289.65	2.1	1.47
V-10-186	167	170.25	3.25	9.01

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Table 7: Discovery project, 2010 drilling

Hole	From	To	Length (m)	Au (g/t)	Notes
B-10-162	582.0	582.8	0.8	5.81
B-10-162	582.8	583.9	1.1	3.46
B-10-162	631.3	632.0	0.7	3.37
B-10-163	658.0	659.0	1.0	3.84
B-10-166	613.5	615.0	1.5	6.14
B-10-167	691.1	691.4	0.3	1.66	Visible Gold
B-10-169	384.7	385.0	0.3	3.46
B-10-169	385.7	386.0	0.3	30.40
B-10-169	387.0	387.35	0.35	1.84	Visible Gold
B-10-169	395.3	395.7	0.4	3.68
B-10-169	406.2	406.7	0.5	3.37
B-10-170	541.1	541.9	0.8	Pending	Visible Gold
B-10-173A	993.3	994.2	0.9	6.43
B-10-173A	1000.6	1001.6	1.0	4.26
B-10-176	546.1	547.0	0.9	15.80	Visible Gold
B-10-178	564.9	565.5	0.6	35.10	Visible Gold
B-10-178	576.0	577.0	1.0	4.96
B-10-178	605.0	606.0	1.0	7.61
B-10-178	606.0	607.0	1.0	36.00
B-10-178	613.3	614.0	0.7	3.33
B-10-178	614.0	615.0	1.0	3.22
B-10-179	773.0	773.7	0.7	5.05	Visible Gold
B-10-196	507.0	508.0	1.0	Pending	Visible Gold

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Figure 1: Sleeping Giant mine longitudinal section

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Figure 2: Sleeping Giant, new zones trend

Figure 3: Vezza, longitudinal section (location of drill holes circled in dotted line)

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Figure 4: Flordin, surface map with collar locations of historical and recent drilling

Figure 5: Flordin, section 358935 metres east, looking west, with an interpretation of observed gold-bearing zones

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Figure 6: Discovery, section 1300 East, looking west, with an interpretation of observed gold-bearing zones

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